April 19, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Codexis, Inc.
Registration Statement on Form S-1
File No. 333-164044

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Codexis, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-164044) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 3:00 P.M., Eastern Time, on April 21, 2010, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that copies of the preliminary prospectus dated April 5, 2010, were distributed by the Representatives between April 5, 2010 and the date hereof approximately as follows:

Copies to underwriters, dealers and others	2800
Copies to institutional investors	700
Total	3500

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
PIPER JAFFRAY & CO.
RBC CAPITAL MARKETS CORPORATION
PACIFIC CREST SECURITIES LLC
As representatives of the several underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Christopher Buddin
Name:	Christopher Buddin
Title:	Director